Exhibit 99.4

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

IMPERIAL TOBACCO GROUP PLC

2. Reason for the notification (please place an X inside the appropriate bracket/s):

An acquisition or disposal of voting rights: ( X  )

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: (   )

An event changing the breakdown of voting rights: (   )

Other (please specify): (   )

3. Full name of person(s) subject to the notification obligation:

Lloyds TSB Group Plc

4. Full name of shareholder(s) (if different from 3.) :

Jersey Nominees Ltd

Perry Nominees Ltd

Boltro Nominees Ltd

Ward Nominees Ltd

Lloyds Bank (PEP) Nominees Ltd

State Street Nominees Ltd

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

11 June 2008

6. Date on which issuer notified:

12 June 2008

7. Threshold(s) that is/are crossed or reached:

Reached 3%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction

	Number of shares	Number of voting Rights

0454492	16,691,741	16,691,741
Ord GBP 0.10

Resulting situation after the triggering transaction

Class/type of shares if possible using the ISIN CODE

		Number of voting rights		Percentage of voting rights
	Number of shares	Direct	Indirect	Direct	Indirect

0454492	22,785,425	0	22,785,425	0	3.363
Ord GBP 0.10

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration Date	Exercise/Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	Percentage of voting rights

N/A	N/A	N/A	N/A	N/A

Total (A+B) Number of voting rights	% of voting rights

22,785,425	3.363

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable :

5,473 Shares are held by Jersey Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

1,206,109 Shares are held by Perry Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

129,206 Shares are held by Boltro Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

286,626 Shares are held by Ward Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

555,002 Shares are held by Lloyds Bank (Pep) Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

20,603,009 Shares are held by State Street Nominees Ltd. Shares are under the control of Scottish Widows Investment Partnership Ltd, a wholly owned subsidiary of Scottish Widows Investment Partnership Group Ltd, a wholly owned subsidiary of Scottish Widows Group Ltd, a wholly owned subsidiary of Lloyds TSB Bank plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

N/A

14. Contact name:

Central Disclosure Unit

15. Contact telephone number:

+44 (0) 1444 418336